EXHIBIT 99.1

Transparency notification – Gilead holds 22% of Galapagos shares

Mechelen, Belgium; 28 August 2019; 22.01 CEST; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Gilead Sciences, Inc.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 28 August 2019 from Gilead Sciences, Inc. (acting as a parent undertaking or a controlling person), who notified that Gilead Therapeutics A1 Unlimited Company, an indirect subsidiary of Gilead Sciences, holds 13,589,686 of Galapagos' voting rights, consisting of 13,589,686 ordinary shares, as a result of subscribing to a capital increase and thus receiving 6,828,985 new Galapagos shares on 23 August 2019. This represents 22.04% of Galapagos' currently outstanding 61,652,086 shares. Gilead Therapeutics A1 Unlimited Company thus crossed above the 20% threshold of Galapagos' voting rights by acquisition of voting securities on 23 August 2019.

The notification specifies furthermore that (i) Gilead Therapeutics A1 Unlimited Company is a direct subsidiary of Gilead Biopharmaceutics Ireland UC, (ii) Gilead Biopharmaceutics Ireland UC is a direct subsidiary of Gilead Sciences, Inc., and (iii) Gilead Sciences, Inc. has no controlling shareholder.

The full transparency notification is available on the Galapagos website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. The Company's pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Galapagos' ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Galapagos Contacts
Investors:	Media:
Elizabeth Goodwin	Carmen Vroonen
VP IR	Senior Director Communications
+1 781 460 1784	+32 473 824 874

Sofie Van Gijsel	Evelyn Fox
Director IR	Director Communications
+32 485 19 14 15	+31 6 53 591 999
ir@glpg.com	communications@glpg.com

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market and regarding miscellaneous provisions.